SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                          For the month of: April 2004


                         Commission File Number 0-15688


                                CORAL GOLD CORP.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                    Form 20-F   [X]       Form 40-F   [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   [ ]             No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

  All reference to dollar or $ is in Canadian dollars unless otherwise stated.

                                CORAL GOLD CORP.

                              FINANCIAL STATEMENTS

                                 APRIL 30, 2004

                       (UNAUDITED - PREPARED BY MANAGEMENT

CORAL GOLD CORP.
Balance Sheet
(Unaudited -Prepared by Management)
--------------------------------------------------------------------------------

ASSETS

                                                                       April 30,         January 31,
                                                                         2004               2004
                                                                                              $
                                                                       -----------------------------

Current assets
Cash                                                                   2,552,638          2,567,156
Advances receivable                                                       33,278             56,545
Marketable securities                                                     57,359             57,359
Prepaid expenses                                                           8,076             10,976
Share subscriptions receivable                                            11,945             70,645
                                                                       -----------------------------
                                                                       2,663,296          2,762,681

Investment securities                                                     72,575             72,575
Equipment, net of depreciation                                             5,394              5,678
Mineral property (Note 3)                                              7,783,632          7,574,347
Reclamation deposit                                                      569,478            551,719
----------------------------------------------------------------------------------------------------
                                                                      11,094,375         10,967,000
                                                                      ==============================

                                   LIABILITIES

Current liabilities
       Accounts payable and accrued liabilities                           46,779             78,347
       Advances payable                                                   83,269             82,748
       ---------------------------------------------------------------------------------------------
                                                                         130,048            161,095
                                                                      ------------------------------

                              SHAREHOLDERS' EQUITY

Capital stock (Note 4)                                                30,692,678         29,646,238
Share subscriptions                                                            -            791,720
Deficit                                                              (19,728,351)       (19,632,053)
----------------------------------------------------------------------------------------------------

Total shareholders' equity                                            10,964,327         10,805,053
----------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                            11,094,375         10,967,000
                                                                      ==============================

On Behalf of the Board

Signed:

"Louis Wolfin"

___________________Director

"David Wolfin"

____________________Director

CORAL GOLD CORP.
Statement of Operations and Deficit
(Unaudited -Prepared by Management)
--------------------------------------------------------------------------------

                                                                                         3 Months
                                                                                         April 30,
                                                                                  2004                    2003
                                                                            --------------------------------------
                                                                                   $                        $


Expenses:

Administrative fees                                                               1,560                         -
Amortization of assets                                                              283                       149
Audit and accounting fees                                                             -                     7,991
Auto expense                                                                      2,792                     2,548
Consulting fees                                                                   7,804                         -
Interest expense                                                                      -                       414
Insurance                                                                             -                    23,980
Foreign exchange                                                                      -                    68,408
Shareholder communications
   and investor relations                                                         8,079                    23,843
Legal fees                                                                       12,946                     9,281
Listing and filing fees                                                           5,320                     1,543
Management fees                                                                  22,500                    22,500
Office and administration                                                        12,977                    12,636
Office rent                                                                       3,446                     2,601
Salaries and benefits                                                            14,116                    23,664
Trade shows                                                                      10,371                     6,669
Transfer agent                                                                    2,856                     1,329
Travel and accommodation                                                          3,215                     5,163
                                                                            ---------------------------------------
                                                                               (106,650)                 (212,719)
Less: interest income                                                             6,362                     1,115
-------------------------------------------------------------------------------------------------------------------
Loss before other items:                                                       (100,288)                 (211,604)
         Gain on sale of equipment                                                3,990
Loss for the period                                                             (96,298)                 (211,604)
Deficit, beginning of period                                                (19,632,053)              (18,878,457)
                                                                            ----------------------------------------

Deficit, end of period                                                      (19,728,350)              (19,090,061)
====================================================================================================================
Loss per share                                                                   $(0.00)                   $(0.01)

CORAL GOLD CORP.
Statement of Cash Flows
(Unaudited -Prepared by Management)
--------------------------------------------------------------------------------

                                                                                       3 Months
                                                                                       October 31
                                                                                2004              2003
                                                                            ---------------------------------
                                                                                  $                 $
CASH PROVIDED BY (USED IN)

Operating Activities:
     Loss for the period                                                        (96,298)           (211,604)
        Items not requiring Cash:
            Depreciation                                                            284                 149
-------------------------------------------------------------------------------------------------------------
                                                                                (96,014)           (211,455)
       Changes in non-cash working capital
       Items:
        Advances receivable and prepaid expense                                  26,168             (77,417)
        Accounts payable and accrued
           Liabilities                                                          (31,568)            (33,105)
        Share subscriptions receivable                                           58,700                   -
        Advances payable                                                            521                   -
-------------------------------------------------------------------------------------------------------------
                                                                                (42,193)           (321,977)
                                                                            ---------------------------------
Financing activities:

Issue of capital stock for cash                                               1,046,440             132,918
Share subscriptions                                                            (791,720)                  -
-------------------------------------------------------------------------------------------------------------
                                                                                254,720             132,918

Investing Activities:

Mineral property interests                                                     (209,285)            (73,254)
Reclamation bond                                                                (17,760)             67,773
-------------------------------------------------------------------------------------------------------------
                                                                               (227,045)             (5,481)
                                                                            ---------------------------------
Increase (decrease) in cash                                                     (14,518)           (194,540)

Cash, beginning of period                                                     2,567,156             336,034
                                                                            ---------------------------------

Cash, end of period                                                           2,552,638             141,493
                                                                            =================================

CORAL GOLD CORP.
Notes to Financial Statements
April 30, 2004
--------------------------------------------------------------------------------

1.        Basis of Presentation

          These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2004.

2.        Comparative Figures

          Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.        Mineral Properties

          (a)     Mineral property is recorded as follows:

                  Balance, January 31, 2004                                        $ 7,574,347

                           Expenditures in the period
                                    Robertson Project
                                            Consulting                    35,883
                                            Drilling                      51,317
                                            Lease payment                 57,623
                                            Reclamation                   60,959
                                            Site maintenance               3,503
                                            Project travel                             209,285
                                                                       ------------------------

Balance, April 30, 2004                                                            $ 7,783,632
                                                                                   =============

4.       Share Capital

         (a)     Authorized: 100,000,000 common shares without par value

         (b)     Issued:

                                                     Number of
                                                       shares                           $ Amount
                                                   -------------------------------------------------------
         Balance, beginning of period                43,616,855                       $ 29,646,238

                  Issued during the period:
                           for cash                   2,616,000                          1,049,960
                           for finder fees               52,200                             19,464

Less: cost of issuance                                                                     (22,984)
                                                   -------------------------------------------------------

Balance, end of period                               46,285,055                        $30,692,678
                                                   =======================================================

CORAL GOLD CORP.
Notes to Financial Statements
April 30, 2004


4.        Share Capital, continued

          (c) During the period the Company completed a private placement involving the issuance of 1,000,000 units at a price of $0.36 per unit. Each unit consisted of one common share and a share purchase warrant entitling the investor to purchase an additional common share in the Company at a price of $0.48 per share for a two-year period. The Company paid a finders fees in connection with this financing of $3,520 and issued 43,800 units under the same terms as the Placement units.

          (d) During the period the Company completed a private placement involving the issuance of 1,500,000 units at a price of $0.44 per unit. Each unit consisted of one common share and a share purchase warrant entitling the investor to purchase an additional common share in the Company at a price of $0.55 per share for a two-year period. The paid finder fees in connection with this placement by the issuance of 8,400 units. The units have the same terms as the Placement units.

          (e) During the period 16,000 warrants were exercised at a price of $0.31 per share, and 100,000 stock options at a price of $0.25 per share.

5.        Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

          a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

               i) $27,612 (2003: $37,116)) to a private company controlled by two directors of the Company for administrative expenses;

              ii) $22,500 (2003-22,500) to a private company controlled by a Director for Management fees;

             iii) Advances receivable include $28,003 due from companies and/or a joint venture with common management and common directors;

              iv) Consulting fees of $7,500 were paid to a company owned by a Director;

CORAL GOLD CORP.
Notes to Financial Statements
April 30, 2003



5.        Related Party Transactions, continued

          b) Due from related parties comprise $160,316 due from companies with common Director's for exploration expenses.

          c) Due to related parties consist of

               i)   $257,171  due  to  a  private  company   controlled  by  two
                    directors as disclosed in 4.a)i) above;

              ii) $61,029 due to a private company controlled by a Director for Management fees;

             iii) $52,500 due to a Director of the company for a cash loan made to the Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          CORAL GOLD CORP.
                                          (Registrant)


Date:  September 7, 2004                  /s/ Matt Wayrynen
       -------------------                --------------------------------------
                                          Matt Wayrynen, Chief Executive Officer